December 20, 2006

Via EDGAR & Facsimile

Mr. Karl Hiller

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:        SEC Comment Letter dated December 11, 2006 related to Response Letter dated November 28, 2006 in respect of:

Storm Cat Energy Corporation

Form 20-F for the Fiscal Year Ended December 31, 2005

Filed June 16, 2006

File No. 001-32628

Dear Mr. Hiller:

In response to the above-referenced letter, we offer the following responses in the order that they appeared in your letter.  For ease of reference, we have reproduced your comment followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2005

Oil and Gas Properties, page 21

1.                                       Please reconcile the 2005 production level reported on page 23 of your draft amendment, amounting to 463 MMcf, with your related disclosures on pages 21 and 27, indicating that the Powder River Basin fields accounted for all of your natural gas production in 2005, and that total sales volumes amounted to 682.4 MMcf for 2005 (this figure also appears in the tabular information you report on page 69).

Response:  We have inserted additional language on page 23 that indicates that the Company produced 219.4 MMcf related to the Jamsion/North Twenty Mile Field in 2005.  This amount when added to the 463 MMcf that was produced from the Company’s NE Spotted Horse field equals the 682.4 MMcf that the Company reported as its 2005 total sales volume on page 27 and its 2005 production level on page 69 of the draft amendment.

Please do not hesitate to contact me at (303) 454-2471 or by facsimile at (303) 899-7333, if you have any further questions.

Sincerely,

/s/ Richard J. Mattera

Richard J. Mattera

cc:           James Murphy, Division of Corporate Finance